SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.l 3d-l (a) AND AMENDMENTS THERETO FILED PURSUANT TO§ 240.13D-2(a)

(Amendment No. 2)*

BiomX Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09090D103

(CUSIP Number)

David Clark

Deerfield Management Company, L.P.

345 Park Avenue South, 12th

Floor, New York,

New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

50 Rockefeller Plaza

New York, New York 10020

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of§§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. l 3d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09090D103	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Private Design Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,792,224 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,792,224 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,792,224 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

(1)

The number of shares of Common Stock beneficially owned by the Reporting Person consists of (i) 3,055,049 shares of Common Stock, (ii) an aggregate of 53,840,000 shares of Common Stock underlying 53,840 shares of Series X Preferred Stock, which will become convertible into Common Stock at the election of the holder thereof on July 12, 2024 and will be subject to automatic conversion into Common Stock on July 15, 2024 (in each case, subject to a beneficial ownership limitation) and (iii) an aggregate of 20,897,175 shares of Common Stock underlying warrants that are currently exercisable (subject to a beneficial ownership limitation). The terms of the Series X Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series X Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 09090D103	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,792,224 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,792,224 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,792,224 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

(2)

Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants or that will become issuable upon conversion of shares of Series X Preferred Stock held by, Deerfield Private Design Fund V, L.P. See Footnote 1.

SCHEDULE 13D

CUSIP No. 09090D103	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Healthcare Innovations Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,792,224 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,792,224 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,792,224 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

(3)

The number of shares of Common Stock beneficially owned by the Reporting Person consists of (i) 3,055,049 shares of Common Stock, (ii) an aggregate of 53,840,000 shares of Common Stock underlying 53,840 shares of Series X Preferred Stock, which will become convertible into Common Stock at the election of the holder thereof on July 12, 2024 and will be subject to automatic conversion into Common Stock on July 15, 2024 (in each case, subject to a beneficial ownership limitation) and (iii) an aggregate of 20,897,175 shares of Common Stock underlying warrants that are currently exercisable (subject to a beneficial ownership limitation). The terms of the Series X Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series X Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 09090D103	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt HIF II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,792,224 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,792,224 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,792,224 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

(4)

Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants or that will become issuable upon conversion of shares of Series X Preferred Stock held by, Deerfield Healthcare Innovations Fund II, L.P. See Footnote 3.

SCHEDULE 13D

CUSIP No. 09090D103	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,584,448 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,584,448 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,584,448 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

(5)

Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants or that will become issuable upon conversion of shares of Series X Preferred Stock held by, Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P. See Footnotes 1 and 3.

SCHEDULE 13D

CUSIP No. 09090D103	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,584,448 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,584,448 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,584,448 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

(6)

Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants or that will become issuable upon conversion of shares of Series X Preferred Stock held by, Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P. See Footnotes 1 and 3.

SCHEDULE 13D

CUSIP No. 09090D103	Page 8 of 10 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Private Design Fund V, L.P. (“Deerfield Private Design V”), (ii) Deerfield Mgmt V, L.P. (“Deerfield Mgmt V”) (iii) Deerfield Healthcare Innovations Fund II, L.P. (“Deerfield HIF II”), (iv) Deerfield Mgmt HIF II, L.P. (“Deerfield Mgmt HIF II”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), and (vi) James E. Flynn, a natural person (“Flynn,” and collectively with Deerfield Management, Deerfield Private Design V, Deerfield Mgmt V, Deerfield HIF II, Deerfield Mgmt HIF II, the “Reporting Person”), with respect to the Common Stock of BiomX Inc., as amended by Amendment No. 1 thereto (such Schedule 13D, as previously amended, the “Schedule 13D”). Deerfield Private Design V and Deerfield HIF II are referred to herein, collectively, as the “Funds” and each as a “Fund.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D hereby amended and restated in their entirety as follows:

(a)
(1)	Deerfield Mgmt V, L.P.

Number of shares: 77,792,224 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund V, L.P.)

Percentage of Shares: 9.99%*

(2)	Deerfield Private Design Fund V, L.P.

Number of shares: 77,792,224 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case)

Percentage of Shares: 9.99%*

(3)	Deerfield Mgmt HIF II, L.P., L.P.

Number of shares: 77,792,224 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Healthcare Innovations Fund II, L.P.)

Percentage of Shares: 9.99%*

(4)	Deerfield Healthcare Innovations Fund II, L.P.

Number of shares: 77,792,224 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants,)

Percentage of Shares: 9.99%*

(5)	Deerfield Management

Number of shares: 155,584,448 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P.)

Percentage of Shares: 9.99%*

(6)	Flynn

Number of shares: 155,584,448 (comprised of shares of Common Stock, shares of Common Stock underlying Series X Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P.)

Percentage of Shares: 9.99%*

*Throughout this report, the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons reflects 69,806,447shares of Common Stock outstanding as of July 8, 2024, as set forth in the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 9, 2024.

SCHEDULE 13D

CUSIP No. 09090D103	Page 9 of 10 Pages

(b)

(1)	Deerfield Mgmt V, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 77,792,224
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 77,792,224

(2)	Deerfield Private Design Fund V, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 77,792,224
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 77,792,224

(3)	Deerfield Mgmt HIF II, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 77,792,224
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 77,792,224

(4)	Deerfield Healthcare Innovations Fund II, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 77,792,224
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 77,792,224

(5)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 155,584,448
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 155,584,448

(6)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 155,584,448
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 155,584,448

Flynn is the managing member of the general partner of each of Deerfield Mgmt V and Deerfield Mgmt HIF II and Deerfield Management. Deerfield Mgmt V is the general partner of Deerfield Private Design Fund V, L.P.; Deerfield Mgmt HIF II is the general partner of Deerfield Healthcare Innovations Fund II, L.P.; and Deerfield Management is the investment manager of each Fund. Each Fund purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(c)	No Reporting Person has effected any transactions in the Common Stock during the past 60 days.

SCHEDULE 13D

CUSIP No. 09090D103	Page 10 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Stockholder Approval Matters and Conversion Approval

On July 9, 2024, the Company disclosed that the stockholders of the Company had approved the Stockholder Approval Matters and that the Conversion Approval had been obtained at the Company’s annual meeting of stockholders held on such date. Accordingly, the Merger Warrants and the Private Placement Warrants became exercisable in accordance with their terms (subject to the beneficial ownership limitation contained therein) on such date. In addition, in accordance with the Certificate of Designation, each outstanding share of Series X Preferred Stock will become convertible at the election of the holder thereof into 1,000 shares of Common Stock, subject to certain limitations (including the beneficial ownership limitation), on July 12, 2024 and will automatically convert into 1,000 shares of Common Stock, subject to certain limitations (including the beneficial ownership limitation), on July 15, 2024.

CUSIP No. 09090D103

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2024

DEERFIELD MGMT V, L.P.
By: J.E. Flynn Capital V, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND V, L.P.
By: Deerfield Mgmt V, L.P., General Partner
By: J.E. Flynn Capital V, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT HIF II, L.P.
By: J.E. Flynn Capital HIF II, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND II, L.P.
By: Deerfield Mgmt HIF II, L.P., General Partner
By: J.E. Flynn Capital HIF II, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact